                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the fiscal year ended December 31, 1998.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the transition period from ______ to ______


                          Commission file number 0-9692
                                                 ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Tellabs, Inc. Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tellabs, Inc.
                   4951 Indiana Avenue, Lisle, Illinois 60532
              (Address of principal executive offices and zip code)

                                 (630) 378-8800
              (Registrant's telephone number, including area code)

                            (10/14a) W03990620-CH(T)






                              Financial Statements

                                  Tellabs, Inc.
                         Profit Sharing and Savings Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                  Tellabs, Inc. Profit Sharing and Savings Plan

                              Financial Statements


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors                                                 1

Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information         2
Statements of Changes in Net Assets
   Available for Benefits, With Fund Information                               3
Notes to Financial Statements                                                  5

                         Report of Independent Auditors

Board of Trustees
Tellabs, Inc. Advantage Program

We have audited the accompanying statements of net assets available for benefits of the Tellabs, Inc. Profit Sharing and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       Ernst & Young LLP

Chicago, IL
June 9, 1999

                  Tellabs, Inc. Profit Sharing and Savings Plan

     Statements of Net Assets Available for Benefits, With Fund Information

                                                             DECEMBER 31, 1998 FUND INFORMATION
                                    ------------------------------------------------------------------------------------
                                                                          AMERICAN        AMERICAN
                                          DREYFUS                           FUNDS          FUNDS
                                           MONEY          LASALLE          GROUP -        GROUP -          BARCLAYS
                                           MARKET         INCOME          BOND FUND       AMERICAN          EQUITY
                                            FUND         PLUS FUND       OF AMERICA    BALANCED FUND      INDEX FUND
                                    ------------------------------------------------------------------------------------
Interest in Tellabs, Inc. Advantage
   Program, at fair value                $6,627,757     $7,962,854       $4,327,166     $11,527,723       $7,020,561
Contributions receivable                      6,361          7,616            5,737          27,292           19,148
                                    ------------------------------------------------------------------------------------
Net assets available for benefits        $6,634,118     $7,970,470       $4,332,903     $11,555,015       $7,039,709
                                    ====================================================================================

                                                             DECEMBER 31, 1998 FUND INFORMATION
                                    ------------------------------------------------------------------------------------
                                                                           AMERICAN          20TH
                                        NEUBERGER &                         FUNDS          CENTURY          SSGA
                                          BERMAN           FIDELITY        GROUP -          ULTRA           SMALL
                                         GUARDIAN           CONTRA       EUROPACIFIC      INVESTORS          CAP
                                           FUND              FUND        GROWTH FUND         FUND           FUND
                                    ------------------------------------------------------------------------------------
Interest in Tellabs, Inc. Advantage
   Program, at fair value               $14,949,695      $15,361,624     $11,962,052     $16,199,441      $891,119
Contributions receivable                     33,407           34,985          30,531          34,363         2,041
                                    ------------------------------------------------------------------------------------
Net assets available for benefits       $14,983,102      $15,396,609     $11,992,583     $16,233,804      $893,160
                                    ====================================================================================

                                           DECEMBER 31, 1998 FUND INFORMATION
                                    -------------------------------------------------


                                         TELLABS, INC. STOCK FUND
                                       NONPARTICIPANT   PARTICIPANT     PARTICIPANT
                                          DIRECTED        DIRECTED         LOANS          TOTAL
                                    -----------------------------------------------------------------
Interest in Tellabs, Inc. Advantage
   Program, at fair value                $8,922,266    $106,560,534     $7,598,372     $219,911,164
Contributions receivable                          -          73,264              -          274,745
                                    -----------------------------------------------------------------
Net assets available for benefits        $8,922,266    $106,633,798     $7,598,372     $220,185,909
                                    =================================================================



                                                             DECEMBER 31, 1997 FUND INFORMATION
                                    ------------------------------------------------------------------------------------
                                                                          AMERICAN        AMERICAN
                                          DREYFUS                           FUNDS          FUNDS
                                           MONEY          LASALLE          GROUP -        GROUP -          BARCLAYS
                                           MARKET         INCOME          BOND FUND       AMERICAN          EQUITY
                                            FUND         PLUS FUND       OF AMERICA    BALANCED FUND      INDEX FUND
                                    ------------------------------------------------------------------------------------
Interest in Tellabs, Inc. Advantage
   Program, at fair value                $5,066,550     $6,800,094       $3,504,007      $9,413,197       $3,146,985
Contributions receivable                      6,735          9,434            8,730          24,051           40,943
                                    ------------------------------------------------------------------------------------
Net assets available for benefits        $5,073,285     $6,809,528       $3,512,737      $9,437,248       $3,187,928
                                    ====================================================================================

                                                     DECEMBER 31, 1997 FUND INFORMATION
                                    --------------------------------------------------------------------
                                                                           AMERICAN          20TH
                                        NEUBERGER &                         FUNDS          CENTURY
                                          BERMAN           FIDELITY        GROUP -          ULTRA
                                         GUARDIAN           CONTRA       EUROPACIFIC      INVESTORS
                                           FUND              FUND        GROWTH FUND         FUND
                                    --------------------------------------------------------------------
Interest in Tellabs, Inc. Advantage
   Program, at fair value               $15,649,188      $11,020,268     $10,541,258     $11,314,141
Contributions receivable                     33,769           35,628          34,314          60,021
                                    --------------------------------------------------------------------
Net assets available for benefits       $15,682,957      $11,055,896     $10,575,572     $11,374,162
                                    ====================================================================

                                                   DECEMBER 31, 1997 FUND INFORMATION
                                    -----------------------------------------------------------------


                                         TELLABS, INC. STOCK FUND
                                       NONPARTICIPANT   PARTICIPANT      PARTICIPANT
                                          DIRECTED        DIRECTED          LOANS           TOTAL
                                    -----------------------------------------------------------------
Interest in Tellabs, Inc. Advantage
   Program, at fair value                $6,453,449     $77,130,785       $6,774,277     $166,814,199
Contributions receivable                          -          11,103                -          264,728
                                    ------------------------------------------------------------------
Net assets available for benefits        $6,453,449     $77,141,888       $6,774,277     $167,078,927
                                    ==================================================================


See accompanying notes.

                 Tellabs, Inc. Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1998

                                                                            FUND INFORMATION
                                         --------------------------------------------------------------------------------------
                                                                                AMERICAN         AMERICAN
                                               DREYFUS                            FUNDS           FUNDS
                                                MONEY           LASALLE          GROUP -         GROUP -          BARCLAYS
                                                MARKET          INCOME          BOND FUND        AMERICAN          EQUITY
                                                 FUND          PLUS FUND       OF AMERICA     BALANCED FUND      INDEX FUND
                                         --------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Interest and dividend income            $  363,022       $  476,297       $  267,740      $   422,208       $        -
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments                      -                -          (71,778)         680,289        1,282,381
                                         --------------------------------------------------------------------------------------
                                                363,022          476,297          195,962        1,102,497        1,282,381
   Contributions:
     Employer                                   235,356          169,245          138,707          336,241          181,490
     Participants                               721,925          562,523          460,109        1,081,107        1,091,525
                                         --------------------------------------------------------------------------------------
                                                957,281          731,768          598,816        1,417,348        1,273,015
                                         --------------------------------------------------------------------------------------
Total additions                               1,320,303        1,208,065          794,778        2,519,845        2,555,396
Deductions from net assets attributed
   to:
   Distributions to participants               (804,655)      (1,261,283)         (49,240)        (462,595)         (80,781)
Transfers between funds                       1,045,185        1,214,160           74,629           60,517        1,377,166
                                         --------------------------------------------------------------------------------------
Net increase (decrease)                       1,560,833        1,160,942          820,167        2,117,767        3,851,781
Net assets available for benefits:
   Beginning of year                          5,073,285        6,809,528        3,512,736        9,437,248        3,187,928
                                         --------------------------------------------------------------------------------------
   End of year                               $6,634,118       $7,970,470       $4,332,903      $11,555,015       $7,039,709
                                         ======================================================================================

                                                                           FUND INFORMATION
                                         -------------------------------------------------------------------------------------
                                                                                AMERICAN          20TH
                                             NEUBERGER &                         FUNDS          CENTURY           SSGA
                                               BERMAN          FIDELITY         GROUP -          ULTRA            SMALL
                                              GUARDIAN          CONTRA        EUROPACIFIC      INVESTORS           CAP
                                                FUND             FUND         GROWTH FUND         FUND            FUND
                                         -------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Interest and dividend income           $ 2,159,218      $   349,037      $   147,788     $         -       $    984
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments             (1,888,639)       3,237,011        1,436,392       3,977,564        (44,244)
                                         -------------------------------------------------------------------------------------
                                                270,579        3,586,048        1,584,180       3,977,564        (43,260)
   Contributions:
     Employer                                   503,072          470,959          426,891         473,650         29,325
     Participants                             1,510,571        1,598,424        1,255,214       1,603,631        333,130
                                         -------------------------------------------------------------------------------------
                                              2,103,643        2,069,383        1,682,105       2,077,281        362,455
                                         -------------------------------------------------------------------------------------
Total additions                               2,284,222        5,655,431        3,266,285       6,054,845        319,195
Deductions from net assets attributed
   to:
   Distributions to participants               (545,197)        (406,359)        (341,796)       (588,594)          (466)
Transfers between funds                      (2,438,880)        (908,359)      (1,507,478)       (606,609)       574,431
                                         -------------------------------------------------------------------------------------
Net increase (decrease)                        (699,855)       4,340,713        1,417,011       4,859,642        893,160
Net assets available for benefits:
   Beginning of year                         15,682,957       11,055,896       10,575,572      11,374,162              -
                                         -------------------------------------------------------------------------------------
   End of year                              $14,983,102      $15,396,609      $11,992,583     $16,233,804       $893,160
                                         =====================================================================================

                                                          FUND INFORMATION
                                         ---------------------------------------------------

                                                  TELLABS STOCK FUND
                                             ----------------------------
                                             NONPARTICIPANT   PARTICIPANT       PARTICIPANT
                                                DIRECTED        DIRECTED           LOANS          TOTAL
                                         -------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Interest and dividend income              $    4,307    $     52,365       $  640,738    $  4,883,704
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments                2,048,116      24,898,287                -      35,555,379
                                         -------------------------------------------------------------------
                                                2,052,423      24,950,652          640,738      40,439,083
   Contributions:
     Employer                                     720,246       1,437,772                -       5,122,954
     Participants                                       -       4,454,484                -      14,672,643
                                         -------------------------------------------------------------------
                                                  720,246       5,892,256                -      19,795,597
                                         -------------------------------------------------------------------
Total additions                                 2,772,669      30,842,908          640,738      60,234,680
Deductions from net assets attributed
   to:
   Distributions to participants                 (264,828)     (2,067,724)        (254,179)     (7,127,697)
Transfers between funds                           (39,024)        716,726          437,536               -
                                         -------------------------------------------------------------------
Net increase (decrease)                         2,468,817      29,491,910          824,095      53,106,983
Net assets available for benefits:
   Beginning of year                            6,453,449      77,141,885        6,774,277     167,078,926
                                         -------------------------------------------------------------------
   End of year                                 $8,922,266    $106,633,795       $7,598,372    $220,185,909
                                         ===================================================================


See accompanying notes.

                 Tellabs, Inc. Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997

                                                                              FUND INFORMATION
                                            ------------------------------------------------------------------------------------
                                                                                    AMERICAN        AMERICAN
                                                  DREYFUS                             FUNDS           FUNDS
                                                   MONEY            LASALLE          GROUP -         GROUP -         BARCLAYS
                                                   MARKET           INCOME          BOND FUND       AMERICAN          EQUITY
                                                    FUND           PLUS FUND       OF AMERICA     BALANCED FUND     INDEX FUND
                                            ------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Interest                                   $  344,373        $        -       $  210,743      $        -       $        -
     Dividends                                           -           387,694                -         309,506                -
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments                    (6,437)            9,461           56,335       1,360,733          590,995
                                            ------------------------------------------------------------------------------------
                                                   337,936           397,155          267,078       1,670,239          590,995
   Contributions:
     Employer                                      420,265           170,265          135,565         316,961          104,888
     Participants                                  269,816           585,092          329,857         910,077          650,601
                                            ------------------------------------------------------------------------------------
                                                   690,081           755,357          465,422       1,227,038          755,489
                                            ------------------------------------------------------------------------------------
Total additions                                  1,028,017         1,152,512          732,500       2,897,277        1,346,484
Deductions from net assets attributed
   to:
   Distributions to participants                (2,122,848)         (168,532)        (221,312)       (161,323)         (32,226)
Transfers between funds                         (1,830,092)        1,538,669          265,171        (756,828)         833,344
                                            ------------------------------------------------------------------------------------
Net increase (decrease)                         (2,924,923)        2,522,649          776,359       1,979,126        2,147,602
Net assets available for benefits:
   Beginning of year                             7,998,208         4,286,879        2,736,378       7,458,122        1,040,326
                                            ------------------------------------------------------------------------------------
   End of year                                  $5,073,285        $6,809,528       $3,512,737      $9,437,248       $3,187,928
                                            ====================================================================================

                                                                      FUND INFORMATION
                                            ---------------------------------------------------------------------
                                                                                    AMERICAN           20TH
                                                  NEUBERGER &                        FUNDS           CENTURY
                                                    BERMAN         FIDELITY         GROUP -           ULTRA
                                                   GUARDIAN         CONTRA        EUROPACIFIC       INVESTORS
                                                     FUND            FUND         GROWTH FUND          FUND
                                            ---------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Interest                                    $         -     $         -      $         -      $         -
     Dividends                                        92,214         905,684          177,370        2,321,198
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments                   2,215,724       1,037,882          666,189         (298,064)
                                            ---------------------------------------------------------------------
                                                   2,307,938       1,943,566          843,559        2,023,134
   Contributions:
     Employer                                        487,799         412,262          422,075          477,199
     Participants                                  1,491,581       1,494,129        1,298,117        1,471,318
                                            ---------------------------------------------------------------------
                                                   1,979,380       1,906,391        1,720,192        1,948,517
                                            ---------------------------------------------------------------------
Total additions                                    4,287,318       3,849,957        2,563,751        3,971,651
Deductions from net assets attributed
   to:
   Distributions to participants                    (387,173)       (200,727)        (226,535)        (269,607)
Transfers between funds                             (429,944)       (194,389)        (649,897)        (911,554)
                                            ---------------------------------------------------------------------
Net increase (decrease)                            3,470,201       3,454,841        1,687,319        2,790,490
Net assets available for benefits:
   Beginning of year                              12,212,756       7,601,055        8,888,253        8,583,672
                                            ---------------------------------------------------------------------
   End of year                                   $15,682,957     $11,055,896      $10,575,572      $11,374,162
                                            =====================================================================

                                                             FUND INFORMATION
                                            ---------------------------------------------------

                                                 TELLABS, INC. STOCK FUND
                                            ----------------------------------
                                               NONPARTICIPANT   PARTICIPANT       PARTICIPANT
                                                  DIRECTED        DIRECTED           LOANS            TOTAL
                                            --------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Interest                                   $    2,684      $    33,914       $  537,663      $   1,129,377
      Dividends                                          -                -                -          4,193,666
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments                 1,760,696       22,251,023                -        29,644,537
                                            --------------------------------------------------------------------
                                                 1,763,380       22,284,937          537,663        34,967,580
   Contributions:
     Employer                                      598,230        1,053,487                -         4,598,996
     Participants                                        -        3,267,876                -        11,768,464
                                            --------------------------------------------------------------------
                                                   598,230        4,321,363                -        16,367,460
                                            --------------------------------------------------------------------
Total additions                                  2,361,610       26,606,300          537,663        51,335,040
Deductions from net assets attributed
   to:
   Distributions to participants                  (160,014)      (1,008,750)        (195,990)       (5,155,037)
Transfers between funds                            (10,633)       1,293,544          852,609                 -
                                            --------------------------------------------------------------------
Net increase (decrease)                          2,190,963       26,891,094        1,194,282        46,180,003
Net assets available for benefits:
   Beginning of year                             4,262,486       50,250,794        5,579,995       120,898,924
                                            --------------------------------------------------------------------
   End of year                                  $6,453,449      $77,141,888       $6,774,277      $167,078,927
                                            ====================================================================


See accompanying notes.

                  Tellabs, Inc. Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997



1. DESCRIPTION OF PLAN

The Tellabs, Inc. Profit Sharing and Savings Plan (the Plan) participates in the Tellabs, Inc. Advantage Program (the Master Trust). The Tellabs, Inc. Retirement Plan also participates in the Master Trust.

The following description of the Plan provides only general information. Participants should refer to the Tellabs Inc. Advantage Program Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan which covers all full-time employees of Tellabs, Inc. (the Company and Employer) and adopting subsidiaries, who have been employed by the Company for at least nine continuous months, have completed 1,000 hours of service in a 12-month period, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

CONTRIBUTIONS

Each year, participants may elect to contribute, on a before-tax basis, up to 15% of the participants' eligible annual compensation. For 1998 and 1997, the Company contributed to the Plan an amount equal to each participant's before-tax contribution, not exceeding 3% of the participant's eligible compensation for the year, for all participants, regardless of years of service (the Match Contribution). In addition, the Company contributed to the Plan 0.5% of each participant's annual eligible compensation for all participants in 1998 and 1997, (the Profit Sharing Contribution). The full amount of the Company's Profit Sharing Contribution, $720,246 and $598,230 in 1998 and 1997, respectively, is automatically invested in the Tellabs, Inc. Stock Fund. The Company's Board of Directors may authorize additional discretionary contributions to the Plan, for which no amount was authorized in 1998 or 1997.

                  Tellabs, Inc. Profit Sharing and Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANTS' ACCOUNTS

The Plan administrator maintains an account in the name of each participant, which reflects the participant's share of the Employer contributions, participant contributions, and the participant's share of earnings or losses of the respective investment funds. Forfeited balances of terminated participants' nonvested Profit Sharing Contributions plus actual earnings thereon are used to reduce future Company contributions. The balance of forfeited nonvested Profit Sharing Contributions plus actual earnings thereon was not material as of December 31, 1998 and 1997.

VESTING

Participants are immediately vested in their contributions and the Company's Match Contribution plus actual earnings thereon. Vesting in the Company's Profit Sharing Contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested upon completion of five years of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Interest rates are commensurate with local prevailing rates as determined by the Administrative Committee. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the Participant's loan account.

PAYMENT OF BENEFITS

Upon termination of service, retirement, or disability, a participant may elect to receive a lump-sum amount equal to the value of the participant's account or monthly, quarterly, semiannual, or annual installments over a period not to exceed the life expectancy of the participant or the joint life expectancies of the participant and an individual beneficiary. In the event of the participant's death, the value of the participant's account will be distributed to the participant's beneficiary in either a lump-sum or monthly, quarterly, or semiannual installments not to exceed the life expectancy of the beneficiary.

                  Tellabs, Inc. Profit Sharing and Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with general accepted accounting principles.

INVESTMENT VALUATION

The Plan's interest in the Master Trust is stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Master Trust at year-end. The participant loans receivable are valued at their outstanding balances, which approximate fair value. The Plan's percentage interest in the net assets of the Master Trust as of December 31, 1998 and 1997, was approximately 88% and 89%, respectively. Investment income is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION
Certain items in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

3. INVESTMENT IN MASTER TRUST

Participants have the option of investing all or a portion of their accounts (other than the Profit Sharing Contribution which is automatically allocated to the Tellabs, Inc. Stock Fund) in any of the following investment funds. On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds. A brief description of each fund follows:

         DREYFUS MONEY MARKET FUND invests primarily in treasury bills and repurchase agreements.

         LASALLE INCOME PLUS FUND generally may be invested in guaranteed investment contracts (GICs), synthetic GICs, bank investment contracts (BICs), or other similar instruments offered by insurance companies, U.S. government agencies, and banks. It may, however, also hold other fixed-income securities and cash equivalents at times.

                  Tellabs, Inc. Profit Sharing and Savings Plan

3. INVESTMENT IN MASTER TRUST (CONTINUED)

         AMERICAN FUNDS GROUP - BOND FUND OF AMERICA invests in bonds across the maturity spectrum, including U.S. government and agency securities, corporate bonds (including non-investment-grade bonds), mortgage-backed and asset-backed securities, and non-U.S. bonds. The fund will also invest in cash equivalents.

         AMERICAN FUNDS GROUP - AMERICAN BALANCED FUND invests in stocks, bonds, and cash equivalents.

         BARCLAYS EQUITY INDEX FUND invests in stocks mostly found in the S&P 500 Index. The fund is broadly diversified in companies of different sizes and different sectors.

         NEUBERGER & BERMAN GUARDIAN FUND is invested primarily in U.S. equity securities and cash equivalents.

         FIDELITY CONTRA FUND invests in undervalued stocks and bonds of companies that are currently out of favor with the investing public and that have favorable long-term outlooks because of termination of unprofitable operations, changes in management, industry, or products or a possible merger/acquisition.

         AMERICAN FUNDS GROUP - EUROPACIFIC GROWTH FUND is invested in equity securities registered on exchanges outside of the U.S. The fund is expected to be well diversified, including securities from a large number of markets. The size of the companies will vary significantly within the fund.

         20TH CENTURY ULTRA INVESTORS FUND is aggressively invested in U.S. equities and cash equivalents. In general, the stocks held in this fund will be of small and rapidly growing companies.

         SSGA SMALL CAP FUND invests at least 65% of total assets in smaller capitalized securities. The securities are selected based on a proprietary analytical model that ranks securities according to the momentum of Wall Street sentiments.

                  Tellabs, Inc. Profit Sharing and Savings Plan

3. INVESTMENT IN MASTER TRUST (CONTINUED)

         TELLABS, INC. STOCK FUND invests exclusively in the common stock of Tellabs, Inc. All stock held in the Tellabs, Inc. Stock Fund is purchased on the open market and kept in a custodial account with the Trustee. At December 31, 1998 and 1997, this fund included 1,658,249 and 1,577,585 shares, respectively, of Tellabs, Inc. common stock. Each participant's account is credited or charged with its pro rata portion of the stock's appreciation or depreciation.

The following table presents investments held by the Master Trust:

                                                                   DECEMBER 31
                                                             1998                1997
                                                       ------------------------------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
   MARKET PRICE
Mutual funds:
   American Funds Group - Bond Fund of America           $  5,628,005        $  4,503,012
   American Funds Group - American Balanced Fund           14,531,879          11,748,804
   Barclays Equity Index Fund                               8,706,271           3,766,203
   Neuberger & Berman Guardian Fund                        19,628,303          19,809,895
   Fidelity Contra Fund                                    20,483,541          14,195,754
   American Funds Group - EuroPacific Growth Fund          16,317,230          13,862,611
   20th Century Ultra Investors Fund                       23,626,537          15,908,461
   SSGA Small Cap Fund                                      1,144,921                   -
Equities:
   Tellabs, Inc. common stock                             115,482,800          83,584,234
                                                       ------------------------------------
                                                          225,549,487         167,378,974
INVESTMENTS AT ESTIMATED FAIR VALUE
Money market funds:
   Dreyfus Money Market Fund                                8,813,782           6,500,089
   LaSalle Income Plus Fund                                 9,229,028           7,766,001
Participant loans                                           7,598,372           6,774,277
                                                       ------------------------------------
                                                           25,641,182          21,040,367
                                                       ------------------------------------
Total investments                                        $251,190,669        $188,419,341
                                                       ====================================

                  Tellabs, Inc. Profit Sharing and Savings Plan

3. INVESTMENT IN MASTER TRUST (CONTINUED)

The changes, in the net assets of the Master Trust during the years ended December 31, 1998 and 1997, are summarized as follows:

                                                            1998                1997
                                                      ------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest  and dividend income                           $  6,197,448        $  6,692,799
Net realized and unrealized  appreciation in fair
   value of investments:
     Mutual funds                                         11,517,959           6,867,986
     Equities                                             26,946,403          24,011,719
     Money market funds                                            -               3,056
                                                      ------------------------------------
Total net appreciation                                    38,464,362          30,882,761
Contributions from participating plans                    26,277,780          21,775,741
                                                      ------------------------------------
Total additions                                           70,939,590          59,351,301

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants                             (8,158,245)         (5,548,478)
                                                      ------------------------------------
Net increase                                              62,781,345          53,802,823
Net assets:
   Beginning of year                                     188,684,069         134,881,246
                                                      ====================================
   End of year                                          $251,465,414        $188,684,069
                                                      ====================================

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code) and, therefore, the related Master Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES IN INTEREST

For 1998 and 1997, administrative expenses relating to the Plan were paid by the Company, and it is anticipated that the Company will continue to pay such expenses.

                  Tellabs, Inc. Profit Sharing and Savings Plan

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

7. YEAR 2000 ISSUE (UNAUDITED)

The Company has taken actions to understand the nature and extent of the work required to make its systems and infrastructure Year 2000 compliant. The Company began work several years ago to prepare its financial information and other computer-based systems for the Year 2000, including replacing and updating existing legacy systems. This process also has included determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company does not expect this process to have a significant effect on plan operations.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               TELLABS, INC. PROFIT SHARING AND SAVINGS PLAN

                                          By:
                                             -------------------------------
                                          Michael J. Birck
                                          President and Chief
                                          Executive Officer,
                                          Tellabs, Inc.

                                          By:
                                             -------------------------------
                                          Robert Settles
                                          Plan Administrator

Date:  June 28, 1999